SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 16)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13D-2(a)

DGSE COMPANIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

23323G106
(CUSIP Number)

Dr. L.S. Smith
519 I-30, Suite 243
Rockwall, Texas
Telephone No.: (972) 484-3662
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23323G106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dr. L.S. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b)☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		6,404,914 (including 945,634 shares underlying exercisable options)*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,647,938 (including 945,634 shares underlying exercisable options)*
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,647,938 (including 945,634 shares underlying exercisable options)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.4% (see Item 5)
14	TYPE OF REPORTING PERSON

IN
*
Pursuant to the proxies described herein, Dr. Smith may be considered a member of a “group” with the persons granting those proxies (collectively, the “Grantors” and each, a “Grantor”) for purposes of this Schedule 13D/A.  Dr. Smith expressly disclaims beneficial ownership of the 3,857,276 shares of common stock of the issuer held by the Grantors, and expressly disclaims membership in any group with any Grantor.  All options held by `Dr. Smith are exercisable within 60 days.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 11311 Reeder Road, Dallas, Texas 75229.

Item 2.	Identity and Background.

(a)           Dr. L.S. Smith.

(b)           519 Interstate 30, Suite 243, Rockwall, Texas 75087.

(c)           Dr. Smith is Chairman of the Board of Directors and Chief Executive Officer of the Issuer, the principal executive office of which is located at the address named in Item 1 of this Schedule 13D/A.

(d)           During the last five years, Dr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Dr. Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or was subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; or (ii) a finding of any violation with respect to such laws.

(f)           Dr. Smith is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Dr. Smith was given irrevocable proxy power over 100,000 shares (the “NTR Proxy”) of the common stock of the Issuer, par value $0.01 per share (the “Common Stock”), held by NTR Metals, LLC, a Texas limited liability company (“NTR”), for a period of four (4) years, beginning July 22, 2011 (the “Closing Date”).  The NTR Proxy was granted in return for Dr. Smith’s agreement to allow NTR to partially exercise its option (the “Option”) to acquire one million (1,000,000) shares of the Common Stock owned by Dr. Smith in minimum increments of one hundred thousand (100,000) shares, as set forth in that certain Option Exercise Agreement, dated June 10, 2011, by and between Dr. Smith and NTR (the “Option Exercise Agreement”), a copy of which is attached hereto as Exhibit 99.1, as amended by that certain Letter Agreement extending the termination date of the Option Exercise Agreement (the “Letter Agreement”), a copy of which is attached hereto as Exhibit 99.2.

Item 4.	Purpose of Transaction.

The NTR Proxy was obtained for, and is being held for, the purpose of maintaining Dr. Smith’s voting control over a majority of the Common Stock of the Issuer.  The Common Stock was sold to NTR pursuant to the Option and the Option Exercise Agreement, as amended by the Letter Agreement.

Other than the NTR Proxy, the Option, and the Option Exercise Agreement, as amended by the Letter Agreement, each as discussed herein, Dr. Smith does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) changes causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.  However, Dr. Smith reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of Issuer.

(a)           As of the date of this report, Dr. Smith beneficially owns 6,404,914 shares (including 945,634 shares underlying exercisable options) of the Issuer’s Common Stock, which in the aggregate, represents 61.5% of the currently outstanding shares of the Issuer’s Common Stock (for purposes of calculating the percentage, the 945,634 shares subject to Dr. Smith’s exercisable options were assumed to be outstanding).  Dr. Smith disclaims beneficial ownership of 3,856,976 of those shares which Dr. Smith has the power to vote pursuant to proxies granted by the owners thereof to Dr. Smith, and this report should not be deemed to be an admission that Dr. Smith is the beneficial owner of such shares of Common Stock. Dr. Smith further disclaims membership in any group with the persons granting him the Proxies with respect to those 3,857,276 shares of Common Stock.

The foregoing calculations of percentage ownership are based on 10,413,033 shares of Common Stock outstanding, as reported by the Issuer’s transfer agent on July 29, 2011.

(b)           Dr. Smith has sole voting and dispositive power with respect to 2,647,938 shares of the Issuer’s Common Stock (including 945,634 shares underlying exercisable options) and sole voting power and no dispositive power with respect to 3,857,276 shares subject to proxies.

Dr. Smith disclaims beneficial ownership of the 3,857,276 shares subject to proxies.

(c)           Not applicable.

(d)           Dr. Smith confirms that, except as described herein, he is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock of the Issuer beneficially owned by him.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

NTR granted the NTR Proxy to Dr. Smith, as represented by that certain Irrevocable Proxy to Vote Shares, dated July 22, 2011, by and between NTR and Dr. Smith, a copy of which is attached hereto as Exhibit 99.3, in return for allowing a partial exercise of the Option pursuant to the terms of the Option Exercise Agreement, as amended by the Letter Agreement.  The Option, as represented by that certain Option Contract, dated May 25, 2010, by and between NTR and Dr. Smith, provides that NTR may acquire the shares subject to the Option for the first two (2) years following May 25, 2010 for the following consideration: (i) an exercise price of $6.00 per share and (ii) the release of Dr. Smith’s personal guaranty of the Issuer’s $1,500,000 line of credit with Texas Capital Bank, N.A.  The Option Exercise Agreement as amended by the Letter Agreement allows for the partial exercise of the Option in minimum units of 100,000 shares until August 15, 2011 in return for NTR’s grant of an irrevocable proxy in favor of Dr. Smith to vote the shares sold to NTR pursuant to the Option until the earlier of (i) (x) NTR’s purchase of all of the shares subject to the Option AND (y) the release of Dr. Smith as guarantor of the Company’s $1,500,000 line of credit with Texas Capital Bank, N.A., (ii) the death of Dr. Smith, or (iii) the appointment of a legal Guardian for Dr. Smith due to incapacity by reason of physical or mental condition.

Item 7.	Materials to be Filed as Exhibits.

99.1           Option Exercise Agreement, dated June 10, 2011, by and between NTR Metals, LLC and Dr. L.S. Smith (previously filed as Exhibit 99.7 to the Schedule 13D/A filed by NTR Metals, LLC on June 14, 2011)

99.2           Letter Agreement, dated July 15, 2011, by and between NTR Metals, LLC and Dr. L.S. Smith

99.3           Irrevocable Proxy to Vote Shares, dated July 22, 2011, by and between NTR Metals, LLC and Dr. L.S. Smith

EXHIBITS

Exhibit No.	Description
99.1	Option Exercise Agreement, dated June 10, 2011, by and between NTR Metals, LLC and Dr. L.S. Smith (previously filed as Exhibit 99.7 to the Schedule 13D/A filed by NTR Metals, LLC on June 14, 2011)
99.2	Letter Agreement, dated July 15, 2011, by and between NTR Metals, LLC and Dr. L.S. Smith
99.3	Irrevocable Proxy to Vote Shares, dated July 22, 2011, by and between NTR Metals, LLC and Dr. L.S. Smith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2011
(Date)

/s/ Dr. L. S. Smith
(Signature)

Dr. L.S. Smith
(Name and Title)